NORTHEAST
INVESTORS TRUST
A No-Load Mutual Fund

Paying Dividends for Over 70 Years

Quarterly Commentary
Q3 2023

Market Recap

During the third quarter of 2023, the most salient factor impacting financial markets was the rise in interest rates. Prior to the quarter, market participants had assumed and priced in the idea of numerous interest rate cuts by the Federal Reserve principally in 2024-2025. However, during the quarter, as recession fears abated and confidence in the so-called "soft landing" grew, it became more appropriate to assume that the Federal Reserve would adopt a higher-for-longer approach to monetary policy. The high yield market was affected by this phenomenon and reacted much like the Treasury market with yields tracing higher, albeit with one additional factor: as recession fears receded, the high yield market properly allowed for lower bond yield premiums (or "spreads") to reflect lower credit risk. More recently, bond prices have bounced back somewhat on economic signals that perhaps the economy is slowing somewhat, reversing some of the summer's price action.


Change in Treasury Yields - Q3 2023
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
1 Mo
3 Mo
6 Mo
1 YR
2 YR
3 YR
5 YR
7 YR
10 YR

From a performance standpoint, High Yield remained atop fixed income and was the only major class to appreciate in Q3, gaining +0.2% (and +4.9% on a year-to-date basis). Emerging Markets -2.7%, Municipals -3.4%, Investment Grade -4.3% and Treasuries -4.5% were all down sharply during Q3, and now stand at +0.8%, -1.1%, -0.5% and -2.6% respectively on a year-to-date basis[1].

Yields/Spreads:

As previously mentioned, yields marched higher during Q3, but much of the impact was more pronounced at the longer end of the curve (see chart). The market yield on the 10-Year treasury shot up 78 basis points to 4.59%, the highest quarterly closing since Q3 of 2007! Despite this "bear steepening" movement (when long term rate rise faster than short term), the curve remains inverted, with 10-2 Year spread still at -0.44%.

CCC & lower rated debt outpaced higher rated debt and their resliency continues to influence both returns and spreads. Overall, yields on credit-sensitive, lower rated debt rose less than the treasuries, in other words, credit spreads compressed. This compression essentially offset the movement in treasury yields, leaving the option-adjusted spread on the ICE BAML US High Yield Index (the "Index") flat at just over 4%, which is lower than its 20-year average of 5.2%.

Issuance & Defaults:

Through three quarters in 2023, the Securities Industry and Financial Markets Association (SIFMA) reported $146B in high yield issuance, which is already ahead of the $112B in calendar year 2022. Last year marked the lowest amount of issuance since the Great Recession of 2008. The bump in 2023, suggests that issuers have responded to tightening financial conditions and have picked up their borrowing activity in order to get ahead of a "higher for longer" enviroment.

The trailing-twelve-month default rate started the year at 1.7%, and even though default activity cooled off in Q3, it closed at 2.1%, which is still below its long-term average of 3.1%.

Fitch has lowered its default forecast for 2023 from 4.5-5.0% down to 3.0-3.5%, citing better than expected economic growth in the US.

Looking forward, Fitch expects default activity to be centered in the health care & pharmaceutical, technology and communcations sectors.

Fund Performance

Northeast InvestorsTrust tried to reduce its exposure to interest rate risk by focusing on low beta securities that have high credit quality and low duration. This strategy has helped limit the downside in a rising rate environment.

The Trust returned +2.0% during Q3, which outperformed +0.5% of the Index. As of September 30th, the Trust held roughly 87% of its portfolio in income-generating corporate bonds and preferred securities with the remaining 13% in equities. For full performance results, please see the table on page 3.

The effective duration for the Trust was 3.3 at the end of Q3, vs. 3.7 for the Index. The Trust's weighted-average effective yield-to-maturity at quarter end was 8.9% vs. 8.7% for the Index.

Contributors to the Trust's performance:

- Crestwood Equity Partners 9.25% Preferred MLP - operates midstream oil & natural gas throughout the US. Crestwood entered into a merger agreement with Energy Transfer in August. The merger closed in early November.

Detractors to the Trust's performance:

- NL Industries Common Stock (NL) - non-controlling interest in Kronos, a producer of titanium dioxide.
- Spirit Aerosystems 9.375% 11/30/29 - a global manufacturer of aerostructures used by commercial, military and business/regional jets.

Additions - There were no additions to the portfolio due to purchases or other corporate actions.

Subtractions - The following position was reduced due to a corporate action:

- Westmoreland 8% Senior TL (Paydown)

S&P Ratings Changes:

- B&G Foods Inc. 5.25% 4/1/25 - Downgrade (9/12/23) from BB- to CCC

Outlook

Looking forward, we remain generally constructive on the economy and therefore also with the outlook for credit, including the high yield market. We tend to think that there are few economic imbalances that would call for adjustments or reversions to a relatively unfavorable mean. We also tend to think that the economy has already absorbed much of the restraining impact of rising interest rates. This forecast does incorporate lower odds of a recession than is priced even into today's bond yields, and accordingly that reinforces our preference for buying spread products (i.e., corporate bonds) as opposed to Treasuries.

Within the high yield market, our preference is further refined to prefer short-duration high yield bonds, which we think will be competitive against numerous other asset classes: with yields at their highest levels in years and with short-term bonds yielding more than long-term instruments, we believe that low duration bonds offer a particularly attractive risk-reward outlook.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeat Investors Trust for more than 30 years.

NORTHEAST INVESTORS TRUST

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); bmonrad@northeastinvestors.com

Watch and Read Bruce's Recent Takes on...

High Yield Spreads: The Chicken or the Egg, November 2023

A Surge in Attractiveness, October 2023

High Yield: A Safe Haven, September 2023

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting **http://northeastinvestors.com/fund/performance**. ***Below is the performance data ending 9/30/23:***

AVERAGE ANNUAL RETURNS (AS OF SEPTEMBER 30, 2023)

	3 Months	YTD	1 YR	3-YR	5-YR	10-YR	Since Inception*
Northeast Investors Trust	2.02%	6.84%	9.69%	3.73%	0.36%	0.04%	6.79%
ICE BofA US High Yield Index	0.51%	5.96%	10.17%	1.81%	2.80%	4.16%	N/A

* The inception date for the Trust is 3/1/1950; the inception date for the ICE BofA US High Yield Index is 8/31/1986.

The operating expense ratio, which includes interest expense and commitment fees when applicable, was 2.26% on an annualized basis ending 9/30/2023.

1 Fixed income asset class performance results are based on ishares ETFs (NAV basis): High Yield Corporate Bond (HYG), Investment Grade (LQD), Emerging Market (EMB), Municipals (MUB), Treasury (IEF).

The ICE BofA U.S. High Yield Index is an unmanaged market capitalization-weighted index comprised of all domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Bonds included in the index have maturities of one year or more and have a below-investment grade rating but are not in default. It is shown for comparative purposes only and reflects no deduction for fees, expenses and taxes.

Investors should carefully consider investment objectives, risks, charges and expenses. This material must be preceded or accompanied by a prospectus or summary prospectus, either of which can be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.

Falling Interest rates and bond defaults may negatively impact the Trust's distributable income. In addition, during periods of declining interest rates, higher yield securities may be called and the Trust may be unable to reinvest those proceeds in similar yielding securities. Therefore, shareholders should expect the Trust's quarterly dividend distributions to decline under these circumstances. The Trust is generally for investors with longer-term investment horizons, and should not be used for short-term trading purposes. An investment in the Trust involves risk and should be part of a balanced investment program.

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